Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Incorporation
MagnaChip Semiconductor S.A.	Luxembourg
MagnaChip Semiconductor B.V.	The Netherlands
MagnaChip Semiconductor, Ltd.	Korea
MagnaChip Semiconductor, Inc.	California
MagnaChip Semiconductor SA Holdings LLC	Delaware
MagnaChip Semiconductor Finance Company	Delaware
MagnaChip Semiconductor Ltd.	United Kingdom
MagnaChip Semiconductor Ltd.	Taiwan
MagnaChip Semiconductor Ltd.	Hong Kong
MagnaChip Semiconductor Inc.	Japan
MagnaChip Semiconductor Holding Company Limited	British Virgin Islands
MagnaChip Semiconductor (Shanghai) Company Limited	China
IC Media International Corporation	Cayman Islands
IC Media Technology Corporation	Taiwan